                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D
                                 (RULE 13d-101)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)




                          CROSSKEYS SYSTEMS CORPORATION
-------------------------------------------------------------------------------
                                (Name of Issuer)



                           COMMON STOCK, NO PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                    227911104
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                  KRISH PRABHU
                                ALCATEL USA, INC.
                                 1000 COIT ROAD
                               PLANO, TEXAS 75075
                                 (972) 519-3000

--------------------------------------------------------------------------------

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                  MAY 25, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|

                                  SCHEDULE 13D


CUSIP NO. 227911104                              PAGE   2     OF   7     PAGES
          --------------------                        ------     ------

  (1)     NAME OF REPORTING PERSONS

          ALCATEL

          (S.S. or I.R.S. Identification No. not applicable)
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [ X ]
                                                                    (b)   [   ]
          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS
          00
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
          FRANCE
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    NONE
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     3,618,374
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   NONE
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               3,618,374
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          3,618,374
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                          [ X ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          18.9%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON
          HC
          ---------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP NO. 227911104                              PAGE   3     OF   7     PAGES
          --------------------                        ------     ------

  (1)     NAME OF REPORTING PERSONS

          ALCATEL CANADA INC.

          (S.S. or I.R.S. Identification No. not applicable)
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [ X ]
                                                                    (b)   [   ]
          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS
          00
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
          CANADA
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    NONE
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     3,618,374
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   NONE
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               3,618,374
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          3,618,374
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                          [ X ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          18.9%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON
          CO
          ---------------------------------------------------------------------

                                                               PAGE 4 OF 7 PAGES


ITEM 1.  SECURITY AND ISSUER.

         This statement on Schedule 13D relates to the common stock, no par value (the "Common Stock") of CrossKeys Systems Corporation, a company organized under the laws of Canada (the "Issuer"). The principal executive office of the Issuer is 350 Terry Fox Drive, Kanata, Ontario, Canada K2K 2W5.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a), (b) and (c). This statement on Schedule 13D is being filed by Alcatel, a corporation organized under the laws of France, and Alcatel Canada Inc., a corporation organized under the laws of Canada and a wholly owned subsidiary of Alcatel (collectively, the "Reporting Corporations").

         The principal business of Alcatel and Alcatel Canada Inc. is providing equipment and systems for the telecommunications sector.

         The principal business address and principal office address of Alcatel is 54, rue La Boetie, 75008 Paris, France. The principal business address and principal office address of Alcatel Canada Inc. is 600 March Road, Kanata, Ontario, Canada K2K 2E6.

         Schedule A, attached hereto and incorporated by reference, sets forth the name, business address and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Alcatel.

         Schedule B, attached hereto and incorporated by reference, sets forth the name, business address and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Alcatel Canada Inc.

         (d) and (e). During the past five years, neither of the Reporting Corporations, nor any of their executive officers or directors, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f). Schedule C, attached hereto and incorporated by reference, sets forth the citizenship of each of the directors and executive officers of Alcatel and Alcatel Canada Inc.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Pursuant to a Merger Agreement entered into between Alcatel and Newbridge Networks Corporation ("Newbridge"), Newbridge was acquired by Alcatel on May 25, 2000 (the "Newbridge Acquisition") in a stock-for-stock transaction. After the Newbridge Acquisition, Newbridge became

                                                               PAGE 5 OF 7 PAGES

known as Alcatel Canada Inc. At the time of the Newbridge Acquisition, Newbridge owned 3,618,374 shares of Common Stock of the Issuer, of which Alcatel acquired beneficial ownership through its acquisition of Newbridge.

ITEM 4.  PURPOSE OF TRANSACTION.

         As described in Item 3, Alcatel acquired beneficial ownership of the shares of Common Stock upon the Newbridge Acquisition. Although Alcatel did not acquire the shares for purposes of influencing the control of the Issuer, on January 29, 2001, Alcatel Canada Inc. entered into a Voting Agreement with Orchestream Holdings plc ("Orchestream"). The Voting Agreement provides that Alcatel Canada Inc. will irrevocably vote its shares of Common Stock in favor of a merger between the Issuer and Orchestream, wherein Orchestream is to acquire all of the outstanding shares of Common Stock of the Issuer, and that Alcatel Canada Inc. shall give a proxy to Orchestream for its shares of Common Stock if so requested. The Reporting Persons disclaim beneficial ownership of any shares of Common Stock of the Issuer that Orchestream beneficially owns since the Reporting Persons do not have any control over such shares and this Schedule 13D does not include any shares owned by Orchestream.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a). Before the Newbridge Acquisition, Newbridge held 4,918,374 shares of Common Stock as reported in Schedule 13G, Amendment No. 1, filed on February 16, 1999. Subsequently, Newbridge sold 1,300,000 shares of Common Stock on February 8, 2000, leaving a balance of 3,618,374 shares. Alcatel acquired beneficial ownership of the 3,618,374 shares on May 25, 2000 through its acquisition of Newbridge.

          Alcatel Canada Inc. is the registered holder of 3,618,374 shares of Common Stock representing 18.9% of the outstanding Common Stock of the Issuer. As the parent holding company of Alcatel Canada Inc., Alcatel indirectly beneficially owns such shares. To the knowledge of the Reporting Persons, none of the executive officers or directors of Alcatel and Alcatel Canada Inc. own any shares of Common Stock of the Issuer.

         (b). The Reporting Persons have the power to vote and to dispose of shares of Common Stock as follows:

                  (i)   Sole power to vote or to direct the vote: -0-

                  (ii)  Shared power to vote or to direct the vote: 3,618,374

                  (iii) Sole power to dispose or to direct the disposition of:
                        -0-

                  (iv)  Shared power to dispose or to direct the disposition of:
                        3,618,374


                  Since Alcatel controls Alcatel Canada Inc., the Reporting Persons share the power to vote and dispose of such shares of Common Stock. As a result of the Voting Agreement entered into between Alcatel Canada Inc. and Orchestream, Orchestream has the power to vote or direct the vote

                                                               PAGE 6 OF 7 PAGES

of the shares of Common Stock owned by Alcatel Canada Inc. Therefore, the Reporting Persons and Orchestream share voting power. See also Item 6.

         (c).     See Item 4.

         (d).     Not applicable.

         (e). Before the Newbridge Acquisition, a group was formed by and among Newbridge, Dr. Terence H. Matthews, former Chairman of the Board and Chief Executive Officer of Newbridge, and Ann Matthews, spouse of Dr. Matthews (the "Newbridge Group"), as reported in the Schedule 13G, Amendment No. 1, filed on February 16, 1999. The Newbridge Group was dissolved upon the Newbridge Acquisition on May 25, 2000. Dr. Matthews is not an executive officer or director of Alcatel Canada Inc. or Alcatel. Any further filings with respect to transactions in the Common Stock of the Issuer to be reported on by a former member of the Newbridge Group will be filed, if required, by such member in its individual capacity.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Newbridge Networks Corporation (predecessor to Alcatel Canada Inc.), Kanata Research Park Corporation, Terence H. Matthews and John C. Selwyn (each a "Security Holder"), entered into an Escrow Agreement with the Issuer and with Montreal Trust Company of Canada, as Escrow Agent, dated December 16, 1997, relating to certain shares of Common Stock of the Issuer beneficially owned by each Security Holder (the "Escrowed Shares"). The Escrow Agreement provides that no Security Holder may transfer any or all of its Escrowed Shares without the written consent of the Ontario Securities Commission unless such Escrowed Shares have been released as set forth in Item 4 of the Escrow Agreement.

         Except for the Escrow Agreement and other than as described in Item 4 and Item 5 above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A Joint Filing Agreement Between Alcatel and Alcatel Canada Inc.

Exhibit B Voting Agreement Between Alcatel Canada Inc. and Orchestream Holdings plc

Exhibit C Escrow Agreement between Newbridge Networks Corporation, Kanata
          Research Park Corporation, Terence H. Matthews and John C. Selwyn, as Security Holders, Montreal Trust Company of Canada, as Escrow Agent, and CrossKeys Corporation.

                                                               PAGE 7 OF 7 PAGES

                                    SIGNATURE

        After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: March 30th, 2001



                        ALCATEL

                        By:    /s/  Jean-Pierre Halbron
                               -------------------------------------
                               Jean-Pierre Halbron
                               President and Chief Financial Officer


                        ALCATEL CANADA INC.

                        By:    /s/ David Wilson
                               ----------------------------------
                               David Wilson
                               Vice President and General Counsel

                                   SCHEDULE A

The following sets forth the name, business address and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Alcatel.

DIRECTORS

     SERGE TCHURUK. Chairman and Chief Executive Officer of Alcatel.

     DANIEL BERNARD. Chairman and Chief Executive Officer of Carrefour S.A., France's largest hypermarket network located at 6, avenue Raymond Poincare, B.P. 419.16, 75769 Paris Cedex 16, France.

     PHILIPPE BISSARA. Managinig Director of ANSA (Association Nationale des Societes par Actions), a legal consulting and lobbying organization located at 15, Place du General Catroux, 75017 Paris, France.

     FRANK BLOUNT. Director of Alcatel USA, Inc., located at 1000 Coit Road, Mailstop CHB 005, Plano, Texas 75075.

     JOZEF CORNU. Executive Assistant to Serge Tchuruk, Chairman and Chief Executive Officer of Alcatel.

     PAOLO FRESCO. President of Fiat Auto S.p.A., an Italian automobile manufacturer located at 250, via Nizza, 10126 Turin, Italy.

     JACQUES FRIEDMANN. Chairman of the Supervisory Board of AXA-U.A.P. S.A., a French insurance company located at 9, place Vendome, 75001 Paris, France.

     NOEL GOUTARD. Chairman and Chief Executive Officer of Valeo S.A., a company which designs and manufactures components for both the original equipment and aftermarket segments of the automotive industry, located at 43, rue Bayen, 75848 Paris Cedex 17, France.

     JEAN-PIERRE HALBRON. President and Chief Financial Officer of Alcatel.

     PIERRE-LOUIS LIONS. Professor at the University of Paris IX - Dauphine, located at Place de Lattre de Tassigny, 75775 Paris Cedex 16, France.

     THIERRY DE LOPPINOT. Legal Counsel at Alcatel Headquarters, a Member of the Supervisory Board and Chairman of the Alcatel employees' investment fund.

     JEAN-MARIE MESSIER. Chairman and Chief Executive Officer of Vivendi, one of the world's top two water companies, focusing in the utilities, communications and construction markets, located at 52, rue d'Anjou, 75008 Paris, France.

     BRUNO VAILLANT. Information Technology Manager at Alcatel Space Industries, located at 26, avenue Champollion, BP 1187, 31037 Toulouse Cedex 1, France.

     MARC VIENOT. Honorary Chairman and Director of Societe Generale, one of the three largest commercial banks in France, located at 92972 Paris La Defense Cedex, France.

     HELMUT WERNER. Chairman of the supervisory board of Expo 2000 Hannover GmbH and Metallgesellschaft AG, business address, c/o Atlantic Business Center, Engstlatter Weg 18, D-70567 Stuttgart (Mohringen) Germany.


EXECUTIVE OFFICERS

         Unless otherwise indicated, the business address of each of the executive officers is Alcatel, 54, rue La Boetie, 75008 Paris, France.

     SERGE TCHURUK. Chairman and Chief Executive Officer of Alcatel.

     JEAN-PIERRE HALBRON. President and Chief Financial Officer of Alcatel.

     KRISH PRABHU. Chief Operating Officer of Alcatel and Chief Executive Officer of Alcatel USA, Inc., located at 1000 Coit Road, Mailstop CHB 005, Plano, Texas 75075.

     JACQUES COMBET. President of the Mobile Phone Division, Alcatel Business Systems, 32, Avenue Kleber, Colombes, 92700 Colombes, France.

     HUBERT DE PESQUIDOUX. Chief Operating Officer of the Carrier
Internetworking Division, and Director, President and Chief Executive Officer of Alcatel Canada Inc., located at 600 March Road, Kanata, Ontario, Canada K2K 2E6.

     MARTIN DE PRYCKER. Chief Technology Officer of Alcatel, Alcatel Bell, de Villermontstraat 38, B-2550 Kontich, Belgium.

     JULIAN DEWILDE. President of Alcatel Europe, Middle East, Africa and India
(EMAI).

     JACQUES DUNOGUE. Secretary General of Alcatel.

     ETIENNE FOUQUES. President of Alcatel Carrier Networking Group, Alcatel CIT, 10 Rue Latecoere, 78140 Velizy, France.

     GERARD HAUSER. President of Alcatel Cables and Components, Nexans HQ, 16, rue de Monceau, F-75008 Paris, France.

     OLIVIER HOUSSIN. President of Alcatel e-Business Group.

     PATRICK LIOT. President of the e-Business Networking Division, Alcatel Internetworking, 26801 West Agoura Road, Calabasas, California 91301.

     CAROLINE MILLE. Vice President Communications.

     EDWARD MINSHULL. President Area 6 and Country Senior Officer for the United Kingdom, Alcatel Telecom UK, Alcatel Court, 19 George Street, Banbury, Oxon, OX16 5RA.

     CLAIRE PEDINI. Director of Financial Information and Shareholder Relations.

     YVON RAAK. President of Telecom Products, Nexans HQ, 16, rue de Monceau, F-75008 Paris, France.

     CHRISTIAN REINAUDO. President of Alcatel Optics Group, Alcatel HQ, 5, rue Noel Pons, 92734 Nanterre, France.

     RON SPITHILL. President of Alcatel Asia Pacific, 32/F Times Square, 500 Zhangyang Road, PuDong, 200122 Shanghai, China.

     BRUNO THOMAS. President of the Energy Activities, Nexans HQ, 16, rue de Monceau, F-75008 Paris, France.

     MIKE QUIGLEY. Chief Executive Officer of Alcatel USA, Inc., located at 1000 Coit Road, Mailstop CHB 005, Plano, Texas 75075.

                                   SCHEDULE B

The following sets forth the name, business address and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Alcatel Canada Inc.

DIRECTORS

     KRISH PRABHU. Director and Chairman of Alcatel Canada Inc., Chief Operating Officer of Alcatel and Chief Executive Officer of Alcatel USA, Inc., located at 1000 Coit Road, Plano, Texas 75075.

     HUBERT DE PESQUIDOUX. Director, President and Chief Executive Officer of Alcatel Canada Inc., and Chief Operating Officer of the Carrier Internetworking Division.

     ALAN D. HORN. Vice President, Finance and Chief Financial Officer of Rogers Communications Inc., a Canadian national communications company engaged in cellular, paging, digital and data communications and radio and television broadcasting, located at 333 Bloor Street, Toronto, Ontario, Canada M4W 1G9.

     ELIZABETH ADAMSON. Meterologist at Environment Canada, Meterological Service of Canada, located at 4905 Dufferin Street, Downsview, Ontario, Canada M3H 5T4.

     LOU MITROVICH. Group Vice President, Canadian Sales, Alcatel Canada Inc., located at 45 Sinclair Avenue, Georgetown, Ontario, Canada.


EXECUTIVE OFFICERS

     Unless otherwise indicated, the business address of each of the executive officers is Alcatel Canada Inc., 600 March Road, Kanata, Ontario, Canada K2K 2E6.

     HUBERT DE PESQUIDOUX. Director, President and Chief Executive Officer.

     NANCY H. GREER. Senior Vice President, business address, Alcatel USA, Inc., 1000 Coit Road, Mailstop CHB 005, Plano, Texas 75075.

     PATRICK J. VOGELER. Senior Vice President, Human Resources, business address, Alcatel USA, Inc., 1000 Coit Road, Mailstop CHB 005, Plano, Texas 75075.

     GEORGE B. BRUNT. Senior Vice President and General Counsel, business address, Alcatel USA, Inc., 1000 Coit Road, Mailstop CHB 005, Plano, Texas 75075.

     DAVID WILSON. Vice President, General Counsel and Secretary.

     MARGOT E. PANET. Assistant Secretary.

     SCOTT E. WOLFE. Assistant Secretary, business address, Alcatel USA, Inc., 1000 Coit Road, Mailstop CHB 005, Plano, Texas 75075.

     DOUGLAS K. MCCARTHY. Treasurer.

     SCOTT HELMER. Assistant Treasurer.

                                   SCHEDULE C

The following sets forth the citizenship of each of the directors and executive officers of Alcatel and Alcatel Canada Inc.

I.  ALCATEL

(A)      DIRECTORS

         All of the directors of Alcatel are French citizens, except for the following:

                  FRANK BLOUNT.  A U.S. citizen.
                  JOSEF CORNU.  A Belgian citizen.
                  PAOLO FRESCO.  An Italian citizen.
                  HELMUT WERNER.  A German citizen.

(B)      EXECUTIVE OFFICERS

         All of the executive officers of Alcatel are French citizens, except for the following:

                  MARTIN DE PRYCKER.  A Belgian citizen.
                  JULIAN DEWILDE.  A Belgian citizen.
                  EDWARD MINSHULL.  A United Kingdom citizen.
                  KRISH PRABHU.  A U.S. citizen.
                  RON SPITHILL.  An Australian citizen.


II.  ALCATEL CANADA INC.

(A)      DIRECTORS

         All of the directors of Alcatel Canada Inc. are Canadian citizens, except for the following:

                  KRISH PRABHU.  A U.S. citizen.
                  HERBERT DE PESQUIDOUX.  A French citizen.

(B)      EXECUTIVE OFFICERS

         All of the executive officers of Alcatel Canada Inc. are Canadian citizens, except for the following:

                  NANCY H. GREER.  A U.S. citizen.
                  PATRICK J. VOGELER.  A U.S. citizen.
                  GEORGE B. BRUNT.  A U.S. citizen.
                  SCOTT E. WOLFE.  A U.S. citizen.